SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: January 5, 2010

Press Release

For Immediate Release

OTI Wins Over $30 Million in Contracts for National eID Program
-     Advance Payment Received; Project is Cash Flow Positive

Iselin, NJ – January 5, 2010 - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security & eID systems, payments, petroleum payments and other applications, announced today that it had signed contracts relating to a national eID program with total consideration that exceeds $30 million. Revenues from this Project in 2010 are expected to be over $20 million. An advance payment has been received to support the initial stages of the project which have already commenced.

The award of the project follows a successful completion by OTI of a pilot program and provides for the supply of new biometric-based electronic ID cards and other official documents (relating to birth, death, marriage, etc.), as well as the equipment required for the setup of the document issuing stations country-wide.

The contracts provide for the supply of OTI’s end-to-end turnkey solution, based on its proprietary state-of-the-art, field-proven eID Magna™ platform. The solution includes supply of both stationary and mobile stations for data enrollment and issuing stations, and the creation of a central national registry database, as well as the provision of contactless, highly-secured smart ID cards and a Biometric Automatic Fingerprint Identification System (AFIS), to detect and prevent double registration attempts by the same ID applicant.

OTI’s secured ID solution supports both online and offline communication, thereby allowing every citizen, living in cities and rural areas, to apply for an ID card regardless of the area’s communication infrastructure. This user-friendly solution is designed to provide maximum accuracy and security.

Oded Bashan, Chairman and CEO of OTI, stated, “We are proud to be part of this remarkable technological development and modernization effort. We are confident that the success, quality commitment and reliability OTI demonstrated in the pilot program has contributed to the continuation of the project.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our beliefs, objectives, plans or current expectations, such as those regarding the expected revenues to be generated from the project for the National eID System and the expected timing for generating such revenues, or regarding the superiority of our technology and solutions. These forward-looking statements could be impacted by our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com